Exhibit (d)(2)

TENDER AND SUPPORT AGREEMENT

          TENDER AND SUPPORT AGREEMENT, dated as of July 17, 2007 (this “Agreement”), by and among CaucusCom Ventures L.P., a British Virgin Islands limited partnership (“Parent”), CaucusCom Mergerco Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the parties listed on Annex I hereto (each, a “Shareholder”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

          WHEREAS, as of the date hereof, each Shareholder is the record or beneficial holder of the number of issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Metromedia International Group, Inc., a Delaware corporation (the “Company”), set forth opposite such Shareholder’s name on Annex I (all such Shares owned of record or beneficially by any Shareholder as of the date hereof, together with any Shares that are hereafter issued to or otherwise acquired by such Shareholder prior to the termination of this Agreement (including pursuant to any exercise of Company Stock Options or exercise or conversion of other securities, or pursuant to a stock dividend, distribution, split-up, recapitalization, combination or similar transaction) being hereinafter referred to as the “Subject Shares”);

          WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), providing for, among other things, the offer by Merger Sub to purchase any and all of the issued and outstanding Shares (including the Subject Shares), the merger of Merger Sub with and into the Company with the Company as the surviving corporation and the other transactions contemplated thereby, on the terms and subject to the conditions set forth therein; and

          WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that each Shareholder, and in order to induce Parent and Merger Sub to enter into the Merger Agreement, each Shareholder (in such Shareholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

          NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1
AGREEMENT TO TENDER

          Section 1.01. Agreement to Tender.

          (a) Subject to the terms and conditions of this Agreement, each Shareholder shall validly tender or cause to be tendered in the Offer all of its, his or her Subject Shares pursuant to and in accordance with the terms of the Offer. Prior to the expiration of the Offer, each Shareholder shall (i) deliver to the depositary designated in the Offer (the “Depositary”) (A) a letter of transmittal with respect to the Subject Shares, complying with the terms of the Offer, (B) a certificate or certificates representing such Subject Shares or, in the case of a book-entry transfer of any uncertificated Subject Shares, an “agent’s message” or such other evidence of transfer as the Depositary may reasonably request, and (C) all other documents or instruments required to be delivered by all other stockholders of the Company pursuant to the terms of the Offer, and (ii) if any Subject Shares beneficially owned by such Shareholder are held of record by a broker or any other Person, instruct the broker or such other Person to tender such Subject Shares pursuant to and in accordance with the terms of the Offer.

          (b) Each Shareholder agrees that once its, his or her Subject Shares are tendered into the Offer, such Shareholder will not withdraw any of such Subject Shares from the Offer unless and until (i) the Offer shall have been terminated in accordance with the terms of the Merger Agreement or (ii) this Agreement shall have been terminated in accordance with Section 5.03.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

          Each Shareholder hereby represents and warrants to Parent and Merger Sub as to itself, himself or herself, severally and not jointly, as follows:

          Section 2.01. Authorization; Binding Agreement. The execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby are within its, his or her legal capacity and requisite powers, and if this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to execute, deliver and perform this Agreement. Assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes a legal, valid and binding agreement of such Shareholder enforceable against such Shareholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          Section 2.02. Non-Contravention. The execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any Law applicable to the obligations of such Shareholder under this Agreement, (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any agreement or other instrument binding on such Shareholder or (iii) result in the imposition of any Lien on any asset of such Shareholder, in each case such as would reasonably be expected, individually or in the aggregate, to impair or adversely affect such Shareholder’s ability to perform its, his or her obligations hereunder. No consent, approval, waiver, authorization or permit of, action by, filing with or notification to any Governmental Entity is required in connection with the execution and delivery of this Agreement by such Shareholder or the consummation by such Shareholder of the transactions contemplated hereby, except for applicable requirements, if any, under the Exchange Act and any other applicable Federal or state securities laws, and for such consents, approvals, waivers, authorizations, permits, actions, filings or notifications the absence of which would not reasonably be expected, individually or in the aggregate, to impair or adversely affect such Shareholder’s ability to perform its, his or her obligations hereunder.

          Section 2.03. Ownership of Subject Shares; Total Shares. Such Shareholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of its, his or her Subject Shares and, as of the date of Merger Sub’s acceptance of the Shares in the Offer, such Subject Shares will be free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise transfer such Subject Shares), except as provided hereunder or pursuant to any applicable restrictions on transfer under the Securities Act. As of the date hereof, such Shareholder does not own, beneficially or otherwise, any Shares, Company Stock Options or other securities of the Company other than as set forth opposite such Shareholder’s name in Annex I.

          Section 2.04. Voting Power. Except as otherwise permitted by this Agreement and any limitations on Subject Shares subject to vesting or other restrictions, such Shareholder has full voting power with respect to its, his or her Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein, and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of its, his or her Subject Shares. None of such Shareholder’s Subject Shares are subject to any voting trust or other agreement or arrangement with respect to the voting of such shares, except as provided hereunder.

          Section 2.05. Reliance by Parent. Such Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

          Parent and Merger Sub represent and warrant to the Shareholders, jointly and severally, as follows:

          Section 3.01.Authorization; Binding Agreement. Each of Parent and Merger Sub is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by it of the transactions contemplated hereby are within its corporate or other organizational powers and have been duly authorized by all necessary corporate or other organizational actions on the part of each of Parent and Merger Sub. This Agreement constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

          Section 3.02.Non-Contravention. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by it of the transactions contemplated hereby do not and will not (i) violate any Law applicable to Parent or Merger Sub, (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Parent or Merger Sub is entitled under any provision of any agreement or other instrument binding on Parent or Merger Sub or (iii) result in the imposition of any Lien on any asset of Parent or Merger Sub, in each case such as would reasonably be expected, individually or in the aggregate, to impair or adversely affect Parent’s or Merger Sub’s ability to perform its obligations hereunder. No consent, approval, waiver, authorization or permit of, action by, filing with or notification to any Governmental Entity is required in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub or the consummation by it of the transactions contemplated hereby, except for applicable requirements, if any, under the Exchange Act and any other applicable Federal or state securities laws and for such consents, approvals, waivers, authorizations, permits, actions, filings or notifications the absence of which would not reasonably be expected, individually or in the aggregate, to impair or adversely affect Parent’s or Merger Sub’s ability to perform its obligations hereunder.

ARTICLE 4
ADDITIONAL COVENANTS OF THE SHAREHOLDERS

          Section 4.01.Voting of Subject Shares. Each Shareholder agrees that, until the date this Agreement is terminated in accordance with Section 5.03, at any meeting of the stockholders of the Company, and at every adjournment or postponement thereof, each Shareholder shall, or shall cause the holder of record on any applicable record date to, vote (or cause to be voted) its, his or her Subject Shares (to the extent that any of its, his or her Subject Shares are not purchased in the Offer) (i) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against (A) any Alternative Proposal other than the Merger contemplated by the Merger Agreement, (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, (C) any agreement or action by the Company that would result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or (D) any agreement or action by the Company that would reasonably be expected, individually or in the aggregate, to prevent, impede, interfere with or delay the transactions contemplated by the Merger Agreement or to dilute the benefits to Parent and its affiliates of the transactions contemplated by the Merger Agreement, and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement that is considered at any such meeting of stockholders.

          Section 4.02. Irrevocable Proxies. In order to secure the performance of each Shareholder’s obligations under this Agreement, by entering into this Agreement and solely with respect to the matters described in Section 4.01, such Shareholder hereby irrevocably grants a proxy appointing such Persons as Parent designates as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in its, his or her name, place and stead, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by and in accordance with Section 4.01, in such Person’s discretion, with respect to such Shareholder’s Subject Shares, in each case, until the termination of this Agreement in accordance with Section 5.03. Such Shareholder hereby revokes any and all previous proxies granted with respect to its, his or her Subject Shares. Each Shareholder severally (and not jointly) hereby affirms that the irrevocable proxy set forth in this Section 4.02 is given in connection with the execution of the Merger Agreement and affirms that such irrevocable proxy is coupled with an interest and may under no circumstances be revoked, except that such irrevocable proxy shall be revoked automatically, without any notice or other action by any Person, upon the termination of this Agreement in accordance with Section 5.03. Each Shareholder severally (and not jointly) hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. THE PROXY AND POWER OF ATTORNEY SET FORTH IN THIS SECTION 4.02 IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Each Shareholder shall execute and deliver to Parent any proxy cards that such Shareholder receives to vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby.

          Section 4.03. No Transfers; No Inconsistent Arrangements.

          (a) Except as provided hereunder or under the Merger Agreement, from the date hereof until this Agreement is terminated in accordance with Section 5.03, no

Shareholder shall, directly or indirectly, (i) transfer (which term shall include any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to or permit any such transfer of, any or all of its, his or her Subject Shares, or any interest therein, or create or permit to exist any Lien on any such Subject Shares, (ii) enter into any contract, agreement, arrangement or understanding with respect to any transfer of such Subject Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Shares, (iv) deposit or permit the deposit of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of such Shareholder’s obligations hereunder or the transactions contemplated hereby or would make any representation or warranty of such Shareholder contained herein untrue or incorrect.

          (b) Any attempted transfer of Subject Shares, or any interest therein, in violation of this Section 4.03 shall be null and void. In furtherance of this Agreement, each Shareholder shall and hereby does authorize the Company and Merger Sub’s counsel to notify the Company’s transfer agent that there is a stop transfer restriction with respect to all of its, his or her Subject Shares (and that this Agreement places limits on the voting and transfer of its, his or her Subject Shares); provided, however, that any such stop transfer restriction shall terminate automatically, without any notice or other action by any Person, upon the termination of this Agreement in accordance with Section 5.03.

          Section 4.04. No Solicitation; Other Offers. Subject to Section 5.14, each Shareholder hereby agrees, until this Agreement is terminated in accordance with Section 5.03 and except as otherwise permitted by the Merger Agreement, to comply with the provisions of Section 4.3 of the Merger Agreement as if a party thereto.

          Section 4.05. No Exercise of Appraisal Rights. Each Shareholder agrees not to exercise any appraisal rights or dissenter’s rights in respect of its, his or her Subject Shares which may arise with respect to the Merger. For the avoidance of doubt, the agreement in the preceding sentence shall apply only to such Shareholder’s Subject Shares and shall not cover any shares of preferred stock, par value $1.00 per share, of the Company owned of record or beneficially by such Shareholder.

          Section 4.06. Legends. If so requested by Parent and to the extent the Subject Shares are certificated, each Shareholder agrees that its, his or her Subject Shares shall bear a legend stating that they are subject to this Agreement; provided, however, that the Company shall remove such legend upon the termination of this Agreement in accordance with Section 5.03.

          Section 4.07. Documentation and Information. Each Shareholder (i) consents to and authorizes the publication and disclosure by Parent and its affiliates of its, his or her identity and holding of Subject Shares and the nature of its, his or her commitments and obligations under this Agreement in any announcement or disclosure required by the SEC or other Governmental Entity, the Offer Documents, or any other disclosure document in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement, and (ii) agrees promptly to give to Parent any information it may reasonably require for the preparation of any such disclosure documents; provided that, to the extent practicable, each such Shareholder shall have a reasonable opportunity to review and comment on any such announcement or disclosure prior to its publication, filing or disclosure. Each Shareholder agrees to promptly notify Parent of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any shall have become false or misleading in any material respect.

ARTICLE 5
MISCELLANEOUS

          Section 5.01. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or on the next Business Day when sent by overnight courier or on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

c/o Salford Georgia
c/o Salford
7th Floor, Norfolk House
31 St. James’ Square
London SW1Y 4JJ
United Kingdom
Facsimile:	+44-20-7004-7910
Attention:	Irakli Rukhadze and Peter Nagle

with a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Facsimile:	(212) 909 6836
Attention:	Gregory V. Gooding, Esq.

          if to any Shareholder, to him or her at the address specified on Annex I, with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Facsimile:	212-757-3990
Attention:	James M. Dubin, Esq.
Jeffrey D. Marell, Esq.

          Section 5.02. Further Assurances. Each Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements and other instruments as Parent or Merger Sub may reasonably request to carry out the transactions contemplated by this Agreement.

          Section 5.03. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time and (iii) the date of execution of any amendment to the Merger Agreement if such amendment (x) materially prejudices the interest of the Shareholder, (y) decreases the Common Per Share Amount or changes the form of consideration payable in the Offer or (z) extends the End Date beyond such date as is contemplated in Section 6.1(b) of the Merger Agreement on the date hereof. In the event of the termination of this Agreement pursuant to this Section 5.03, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any material breach of this Agreement occurring prior to such termination.

          Section 5.04. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

          Section 5.05. Amendments and Waivers.

          (a) Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

          Section 5.06. Expenses. Except as otherwise provided herein or in the Merger Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

          Section 5.07. Binding Effect; Benefit; Assignment.

          (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives, administrators, executors and permitted assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their successors, heirs, personal representatives, administrators, executors and permitted assigns.

          (b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Merger Sub may assign, in its sole discretion, any of or all of its rights, interest and obligations under this agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent; provided, however, that no such assignment shall relieve Merger Sub of its obligations hereunder.

          Section 5.08. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 5.08, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B)

the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. The parties hereby consent to and grant any of the aforesaid courts jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.01, or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof. The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

          Section 5.09. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

          Section 5.10. Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

          Section 5.11. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to its subject matter.

          Section 5.12. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

          Section 5.13. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that there would not be an adequate remedy at law for money damages in such event. Accordingly, it is agreed that the parties hereto shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, without the need to post bond or other security, in addition to any other remedy to which they are entitled at law or in equity.

          Section 5.14. Shareholder Capacity. Notwithstanding anything herein to the contrary, the parties acknowledge that nothing set forth herein shall in any way limit, restrict or otherwise affect any officer or director of the Company in the exercise of his or her fiduciary duties as an officer or director of the Company (it being understood that this Agreement shall apply to each Shareholder solely in each Shareholder’s capacity as the record and/or beneficial owner, as applicable, of the Subject Shares), and the taking of any actions (or the failure to act) solely in the capacity as an officer or director of the Company will not be deemed to constitute a breach of this Agreement; and nothing herein shall limit or affect the Company’s rights in connection with the Merger Agreement.

          Section 5.15. Shareholder Obligations Several and not Joint. The obligations of each Shareholder hereunder shall be several and not joint, and no Shareholder shall be liable for any breach of the terms of this Agreement by any other Shareholder. The failure of any Shareholder to execute and deliver this Agreement shall in no way affect the obligations of any other Shareholder hereunder.

          Section 5.16. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

          Section 5.17. No Presumption Against Drafter. Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the parties hereto and no presumptions or burdens of proof shall arise favoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

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          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

CAUCUSCOM VENTURES L.P.

By:	Caucus Carry Management L.P.,
its General Partner

By:	Caucus Telecom Management Ltd., its General Partner

By:	/s/ Peter Nagle

Name: Peter Nagle
Title: Director
CAUCUSCOM MERGERCO CORP.

By:	/s/ Peter Nagle

Name: Peter Nagle
Title: President

SHAREHOLDERS
/s/ Mark S. Hauf

Mark S. Hauf

SHAREHOLDERS

METROMEDIA COMPANY

By:	/s/ Stuart Subotnick

Name: Stuart Subotnick
Title: Executive Vice President

THE TRUST, DATED AS OF MAY 30, 1984, AS AMENDED AND RESTATED, JOHN W. KLUGE, AS GRANTOR, AND JOHN W. KLUGE, MANUFACTURERS HANOVER TRUST COMPANY (N/K/A J.P. MORGAN CHASE BANK) AND STUART SUBOTNICK, AS TRUSTEES

By:	/s/ Stuart Subotnick

Name: Stuart Subotnick
Title: Trustee

ANITA H. SUBOTNICK & STUART SUBOTNICK JT TEN

/s/ Stuart Subotnick

By: Stuart Subotnick

/s/ Stuart Subotnick

Stuart Subotnick

SHAREHOLDERS
NEWS AMERICA INCORPORATED
By:	/s/ Janet Nova

Name: Janet Nova
Title: Senior Vice President

Annex I

Shareholders

Name	Address	Subject Shares

		Common Shares	Common Share Equivalents

Mark S. Hauf	c/o Metromedia International Group, Inc. 8000 Tower Point Drive Charlotte, NC 28227 Facsimile: 704-845-1835	Up to 9,100,000*

Metromedia Company	21 Main Street Court Plaza South Hackensack, NJ 07601 Attn: General Counsel	12,415,455

* An award of up to 9,110,000 of restricted Common Shares was granted by the Company to Mr. Hauf on May 25, 2007 pursuant to the Metromedia International Group, Inc. 2007 Stock Incentive Plan (the “Stock Incentive Plan”). These restricted Common Shares are subject to transfer and forfeiture conditions outlined in the Stock Incentive Plan and a Restricted Stock Award Agreement, dated as of May 25, 2007 (the “Restricted Stock Award Agreement”) between Mr. Hauf and the Company. Of the total number of Common Shares subject to the restricted stock award, 2,610,000 were granted in order to make Mr. Hauf whole, on a net after-tax basis, for potential “golden parachute” excise taxes in the event of a change in control of the Company in which shareholders of the Company receive cash consideration. These restricted Common Shares will vest only to the extent necessary to cover such excise taxes and will be forfeited to the extent not necessary for that purpose. The remainder of the award, 6,500,000 restricted Common Shares, will vest immediately (i) upon a change in control of the Company, (ii) upon termination of Mr. Hauf’s employment by the Company without cause, (iii) if Mr. Hauf resigns for good reason, (iv) upon Mr. Hauf’s death or (v) upon the termination of Mr. Hauf’s employment by the Company due to Mr. Hauf’s disability. (The term “change in control” has the same meaning as in the Stock Incentive Plan. The terms “cause,” “good reason” and “disability” are defined in the Restricted Stock Award Agreement.)

	Facsimile: 201-531-2804

Anita H. Subotnick & Stuart Subotnick JT Ten	c/o Metromedia Company 21 Main Street Court Plaza South Hackensack, NJ 07601 Facsimile: 201-531-2804	231,225

Stuart Subotnick	c/o Metromedia Company 21 Main Street Court Plaza South Hackensack, NJ 07601 Attn: General Counsel Facsimile: 201-531-2804	83,100

The Trust, dated as of May 30, 1984, as amended and restated, John W. Kluge, as grantor, and John W. Kluge, David Finkelstein and Stuart Subotnick, as trustees	c/o Metromedia Company 21 Main Street Court Plaza South Hackensack, NJ 07601 Attn: General Counsel Facsimile: 201-531-2804	4,604,548	200,000 Preferred Shares

News America Incorporated	c/o News Corporation 1211 Avenue of Americas, 8th Floor, New York, NY 10036 Facsimile: 212-852-5842	9,136,744